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Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:   Julie Sherman

Li Xiao

Juan Grana

Lauren Nguyen

Re:	Omada Health, Inc.

Response to Letter dated March 3, 2025

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted February 14, 2025

CIK No. 0001611115

To the addressees set forth above:

Omada Health, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 4”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on June 24, 2024, as most recently amended by Amendment No. 3 to the draft Registration Statement submitted on a confidential basis on February 14, 2025 (“Amendment No. 3”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 3 received on March 3, 2025 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated March 3, 2025 in bold type followed by the Company’s responses thereto.

March 14, 2025

Amendment No. 3 to Draft Registration Statement on Form S-1

Business

Omada GLP-1 Care Tracks, page 136

1.

We note your disclosure that “[m]embers in the Enhanced GLP-1 Care Track reported a 12% average increase in self-efficacy at week 16 compared to the time of enrollment, using a brief weight loss self-efficacy scale developed and validated by an independent academic research team, reflecting improved self-confidence in members’ ability to lose weight and maintain healthy habits.” Please revise to briefly discuss the weight loss self-efficacy scale, clarify the time period of the participation study and explain how it was validated by an independent academic research team.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 146 of Amendment No. 4 accordingly.

2.

We note your disclosure on page 138 that “[f]rom late February through May 2024, all members in Omada for Prevention & Weight Health and Omada for Hypertension that had enrolled at least two weeks prior and no more than six months prior were offered the opportunity to receive GLP-1 therapy discontinuation program support through the GLP-1 Care Track”, and that “[t]his retrospective analysis reviewed data received directly through participation in the program from all such members that voluntarily opted into receiving GLP-1 discontinuation program support...” Please revise to disclose the number of participants that enrolled in the discontinuation program.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 147 of Amendment No. 4 accordingly.

* * *

March 14, 2025

Please contact me by telephone at (650) 463-2677 or by email (kathleen.wells@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Kathleen Wells
Kathleen Wells of LATHAM & WATKINS LLP

cc:	Sean Duffy, Omada Health, Inc.

Steve Cook, Omada Health, Inc.

Nathan Salha, Omada Health, Inc.

Richard Kim, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP